EXHIBIT (a)(5)(iii)

FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
PRELIMINARY RESULTS OF ITS TENDER OFFER
and
CONTINUATION OF ITS NORMAL COURSE ISSUER BID

Vancouver, Canada, June 19, 2012, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announced today the preliminary results of its tender offer to repurchase up to US$800,000 in value of its common shares through a modified “Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on Monday, June 18, 2012.

Based on the preliminary count by Computershare Investor Services, Inc., the depositary for the tender offer, an aggregate of 487,774 of the Company’s common shares were properly tendered and not properly withdrawn at the purchase price of US$4.10 per share.

Based on the preliminary count by the depositary and in accordance with the terms and conditions of the tender offer, Leading Brands will purchase an additional 2% of its outstanding shares, and expects to purchase 259,854 of its common shares at a price of US$4.10 per share, for an aggregate cost of approximately US$1,065,400, excluding fees and expenses relating to the tender offer. These shares represent approximately 8% of Leading Brands’ currently outstanding common shares. Based on these preliminary numbers, Leading Brands anticipates that following settlement of the offer, it will have approximately 2,976,814 common shares outstanding.

Based on the preliminary count described above, the Company expects that shareholders who tendered properly and did not withdraw properly common shares in the offer at US$4.10 per share will have approximately 53.3% of their tendered shares purchased by the Company. The number of shares to be purchased, the price per share, and the proration factor are preliminary and are subject to verification by the depositary and subject to change for a number of reasons. The actual number of shares to be purchased, the final price per share and the final proration factor will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares accepted for purchase under the tender offer is currently anticipated to occur on or about June 25, 2012. Any shares tendered and not purchased will be returned to the tendering shareholders promptly thereafter.

The Company intends to continue with its previously announced Normal Course Issuer Bid when it is permissible. The Company has approximately US$588,990 remaining available under that program.

The Information Agent for the tender offer is D.F. King & Co., Inc. For questions and information, please call the Information Agent toll free at (800) 714-3312.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TrueBlack™ Blackberry Juice, PureBlue®, UnWine®, PureRed®, PureBlack® and PureWhite® SuperJuices and BabyBlue® childrens’ superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Better Ingredients | Better Brands™

©2012 Leading Brands, Inc.

*****************************

All statements contained in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare, Internet and information technology industries; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

This news release is available at www.LBIX.com